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                                    FILED BY SUIZA FOODS CORPORATION PURSUANT TO
                                    RULE 425 OF THE SECURITIES ACT OF 1933 AND
                                    DEEMED FILED PURSUANT TO RULE 14a-12 OF THE
                                    SECURITIES EXCHANGE ACT OF 1934

                                    SUBJECT COMPANY: DEAN FOODS COMPANY
                                    COMMISSION FILE NO. 1-08262



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Some of the statements in this document are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies' projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the earnings per share projected and to realize projected cost savings and operational efficiencies is dependent upon their ability in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Foods Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this press release speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.

Other Legal Information

Suiza and Dean Foods expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN ITS BECOMES AVAILABLE AND ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION

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CONCERNING THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http: //www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed by Suiza and Dean Foods with the SEC may be obtained free of charge by contacting Suiza Foods Corporation, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn: Investor Relations (tel 214-303-3400), or Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attn: Corporate Secretary (tel 847-678-1680).

Suiza, Dean Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in connection with the transaction. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2000 annual meeting of Suiza. The directors and executive officers of Dean Foods and their beneficial ownership of Dean Foods common stock are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. You may obtain the proxy statements of Suiza and Dean Foods free of charge at the SEC's website (http://www.sec.gov). Stockholders of Suiza and Dean Foods may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.

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         The communication filed herewith is a press release announcing a second request by the Department of Justice for information in connection with the proposed merger with Dean Foods.


Suiza Foods Corporation (ticker: SZA, exchange: New York Stock Exchange) News Release - 10-May-2001

--------------------------------------------------------------------------------
SUIZA FOODS RECEIVES SECOND REQUEST FROM DEPARTMENT OF JUSTICE

     DALLAS, May 10/PRNewswire/ -- Suiza Foods Corporation (NYSE: SZA) today announced it has received a second request from the Department of Justice regarding its proposed merger with Dean Foods (NYSE: DF). On April 5, 2001, Suiza and Dean announced a definitive agreement under which the two companies will merge to form a national dairy and specialty foods company with $10 billion in revenue.

     The Hart-Scott Rodino application was filed with the government on April 9, 2001. The company noted that it anticipated a full regulatory review and expected to receive this second request. The company is prepared to work diligently with the Department of Justice to resolve any potential regulatory concerns.

     The companies have carefully analyzed the transaction for areas of overlap and, based on their analysis, have identified the operations of six plants in five states that will be sold to resolve potential anti-trust problems and to facilitate approval for this pro-competitive transaction. The company expects the merger to be approved in the third or fourth quarter of 2001 and believes that the merger plan preserves competition, while providing benefits to dairy farmers, consumers and the entire industry.

     About Suiza Foods

     Suiza Foods Corporation, based in Dallas, Texas, is the nation's leading fluid dairy processor and distributor, producing a full line of company-branded and customer-branded products. National brands include International Delight(R), Second Nature(R), Naturally Yours(R), Mocha Mix(R), Sun Soy(TM), kidsmilk(TM) and fitmilk(R). Regional brands consist of Adohr Farms(R), Barbe's(R), Brown's Dairy(TM), Broughton(R), Country Fresh(R), Dairymen's(R), Flav-O-Rich(R), Garelick Farms(TM), Lehigh Valley Farms(R), London's(R), Meadow Gold(R), Model Dairy(TM), Oak Farms(R), Robinson(R), Schenkel's All Star Dairy(TM), Schepps(R), Shenandoah's Pride(R), Suiza(TM), Louis Trauth(TM), Tuscan(R), Velda Farms(R) and West Lynn Creamery(R), as well as Celta(R) in Spain. Suiza also sells products under partner or licensed brands in certain regions, including Borden(R), Lactaid(R), Foremost(R) and Pet(R). Additionally, the company owns approximately 43% of Consolidated Container Company, one of the nation's largest manufacturers of rigid plastic containers.

     Some of the statements in this press release are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to (1) when the companies expect to close the proposed transaction and (2) the level of divestitures necessary to obtain regulatory approval. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to close the proposed transaction in the third or fourth quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the

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     Department of Justice, other regulatory authorities and potentially, state and federal courts. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Foods Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this press release speak only as of the date hereof. Suiza Foods and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.

     Other Legal Information

     Suiza Foods and Dean Foods expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. Investors are urged to read the joint proxy statement/prospectus when its becomes available and any amendments or supplements to the joint proxy statement/prospectus as well as any other relevant documents filed with the SEC, because they will contain important information concerning the proposed transaction. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http: //www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed by Suiza Foods and Dean Foods with the SEC may be obtained free of charge by contacting Suiza Foods, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn: Investor Relations (tel 214-303-3400) or Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attn: Investor Relations (tel 847-678-1680).

     Suiza, Dean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean in favor of the transaction. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the May 17, 2001 annual meeting of Suiza. The directors and executive officers of Dean and their beneficial ownership of Dean common stock are set forth in the proxy statement for the 2000 annual meeting of Dean. You may obtain the proxy statements of Suiza and Dean free of charge at the SEC's website (http://www.sec.gov). Stockholders of Suiza and Dean may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.

     SOURCE Suiza Foods Corporation

     CONTACT: financial, Cory Olson, 214-303-3645, or P.I. Aquino, 214-303-3437, or media, Richard Coyle or Owen Blicksilver, 212-687-8080, all of Suiza Foods Corporation/